UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

OptimizeRx Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

68401U105
(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 68401U105

1.	Names of Reporting Persons.

Vicis Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%

14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 68401U105

1.	Names of Reporting Persons.

SLS Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

400,000

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

400,000

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

2.7%

14.	Type of Reporting Person (See Instructions)

OO - limited liability company

Preliminary Note:

This Schedule 13D is being jointly filed by Vicis Capital, LLC (“Vicis”) and SLS Holdings I, LLC (“SLS I”). Messrs. Shadron Stastney, John Succo and Sky Lucas are each members of Vicis and SLS I. Because the same three individuals are members of both entities, Vicis and SLS I may be deemed to constitute a “group.” This filing does not constitute an admission that, by these actions, Vicis and SLS I constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of OptimizeRx Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 400 Water Street, Suite 200, Rochester, MI, 48307.

Item 2. Identity and Background

(a)	The name of the Reporting Persons are Vicis and SLS I. Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, formerly held 896,340 of the shares reported on this Schedule. Vicis may have been deemed to beneficially own such 896,340 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis. SLS I directly holds 400,000 of the shares reported on this Schedule.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022. The address of SLS I is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund. SLS I is a limited liability company, the principal business of which is the ownership of the securities of the Issuer.

(d)	Neither Vicis nor SLS I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Neither Vicis nor SLS I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware. SLS Holdings I, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis and each member of the Board of Directors of SLS I (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

Members of Board of Directors of SLS Holdings I, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer of Vicis Capital, LLC

John Succo	Member and Chief Investment Officer of Vicis Capital, LLC

Sky Lucas	Member and Head of Global Convertible Arbitrage of Vicis Capital, LLC

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s and SLS I’s knowledge, respectively, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On September 18, 2013, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), Shad Stastney consented to the entry of an administrative order (the “Order”) by the SEC instituting administrative and cease-and-desist proceedings pursuant to Sections 203(f) and 203(k) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Section 9(b) of the Investment Company Act of 1940, as amended.  The order, entitled In the Matter of Shadron L. Stastney, resolved issues relating to a failure to disclose a material conflict of interest to the trustee of the Fund and the engagement in an undisclosed principal transaction with the Fund.  In conjunction with the Order, Mr. Stastney agreed to cease and desist from committing or causing any violations and any future violations of Sections 206(2) and 206(3) of the Advisers Act, to be barred from association with any investment adviser, broker, dealer, municipal securities dealer, or transfer agent and prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter, with the right to apply for reentry after eighteen months (except that he may continue to remain associated with Vicis as a managing member solely for the purpose of engaging in activities and taking actions that are reasonably necessary to wind down the Fund, subject to the oversight of an independent monitor paid for by Mr. Stastney), and pay disgorgement of $2,033,710.46, prejudgment interest of $501,385.06, and a civil monetary penalty of $375,000. To Vicis’s and SLS I’s knowledge, no other Insider has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund formerly held: (i) 896,340 shares of Common Stock; (ii) 35 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (iii) a warrant to purchase 6,000,000 shares of Common Stock (the “Series A Warrant”); (iv) 30 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”); and (v) warrants to purchase 4,000,000 shares of Common Stock (each a “Series B Warrant” and each Series B Warrant together with the Series A Warrant, the “Warrants”).

On January 10, 2013, the Fund granted to the Issuer an option (as subsequently amended, the “Option”) to redeem all of the Issuer’s securities then owned by the Fund at any time on or prior to December 31, 2013, for an exercise price of $9,000,000. The Option also provided the Issuer certain rights of first refusal to purchase such securities of the Fund in the event that the Fund had received an offer for and intended to sell all or a portion of such securities to a third party. Effective as of December 30, 2013, the Fund and the Issuer agreed to amend the Option to extend the term of the Option to March 31, 2014, and reduce the exercise price of the Option to $6,000,000.

On March 18, 2014, the Issuer exercised the Option, thereby redeeming from the Fund all securities of the Issuer held by the Fund, including, without limitation, the Common Stock, the Preferred Stock, and the Warrants. In consideration therefor, the Issuer paid the Fund the exercise price of $6,000,000.

As a result of the above transactions, Vicis is no longer deemed to own any shares of Common Stock.

SLS I holds 400,000 shares of Common Stock acquired from a private party.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired and disposed of the securities of the Issuer described in this Schedule for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. SLS I acquired the securities of the Issuer described in this Schedule as held by SLS I for investment purposes. The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

On January 14, 2013, Mr. Stastney was appointed as Chairman and Chief Executive Officer of the Issuer by its Board of Directors. On September 20, 2013, pursuant to a separation agreement (the “Separation Agreement”) between Mr. Stastney and the Issuer, Mr. Stastney resigned from the Issuer’s board of directors and as Chairman and Chief Executive Officer of the Issuer. The Separation Agreement provided in part that Mr. Stastney’s employment agreement and option agreement with the Issuer would be terminated immediately, that Mr. Stastney would receive 500,000 shares of Common Stock and $126,762 from the Issuer, and that Mr. Stastney would be engaged by the Issuer in the limited role as consultant to assist it with various initiatives and ongoing projects until no later than September 20, 2014.

SLS I and its representatives have had discussions with senior management of the Issuer and expect in the future to have such discussions, through Mr. Stastney or otherwise, concerning ways in which the Issuer could maximize shareholder value.

SLS I and its representatives expect that Mr. Stastney, in his role as a consultant to the Issuer, will work with the Issuer’s Board and senior management to explore implementing a variety of measures on behalf of the Issuer that seek to grow the Issuer, including through opportunistic merger and acquisition and joint venture activity. SLS I expects that such growth will maximize value for all shareholders.

Except as set forth in this Item 4 or in Item 3 hereto, neither of the Reporting Persons has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. SLS I will continue to review this position based upon further developments. Furthermore, SLS I anticipates that any measure implemented by the Issuer relating to any such clause, to the extent such measure may be attributable to recommendations of Mr. Stastney, will be so attributable to him in his role as consultant to the Issuer rather than in his role with SLS I.

As permitted by law, each Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)	Prior to the exercise of the Option by the Issuer (upon which the Fund ceased to own any shares of the Issuer), the Fund, for which Vicis Capital, LLC acts as investment advisor, directly held 896,340 of the shares reported on this Schedule. Vicis Capital, LLC may have been deemed to beneficially own such 896,340 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule. The foregoing 896,340 shares of Common Stock represented approximately 6.1% of the Issuer’s outstanding Common Stock (based upon 14,752,496 shares of Common Stock outstanding at September 30, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013).

SLS I directly holds 400,000 of the shares reported on this Schedule. The foregoing 400,000 shares of Common Stock represent approximately 2.7% of the Issuer’s outstanding Common Stock (based upon 14,752,496 shares of Common Stock outstanding at September 30, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Persons have not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Vicis ceased to be the beneficial owner of more than five percent of the Common Stock, effective as of March 18, 2014, as a result of the Issuer’s exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated January 20, 2012, between Vicis Capital, LLC and SLS Holdings I, LLC (incorporated herein by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with respect to OptimizeRx Corporation on January 24, 2012)

Exhibit B	Securities Redemption Option Agreement by and between OptimizeRx Corporation and Vicis Capital Master Fund dated January 10, 2013 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by OptimizeRx Corporation on January 11, 2013)

Exhibit C	Separation Agreement by and between OptimizeRx Corporation and Shad Stastney dated September 20, 2013 (Incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by OptimizeRx Corporation on September 20, 2013)

Exhibit D	Amendment No. 1 to Securities Redemption Option Agreement by and between OptimizeRx Corporation and Vicis Capital Master Fund dated effective as of December 30, 2013 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by OptimizeRx Corporation on January 2, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

March 21, 2014

Date

By:	/s/ Andrew Comito

Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.

SLS HOLDINGS I, LLC

March 21, 2014

Date

By:	/s/ Andrew Comito

Name: Andrew Comito
Title: Authorized Representative*

* Executed pursuant to the authorization of the members of SLS Holdings I, LLC attached as Exhibit B to the Schedule 13D/A previously filed with the SEC by SLS Holdings I, LLC with respect to the Issuer on January 24, 2012.